FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 6, 2013

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports 4Q2012 Financial Results” dated February 6, 2013.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Fourth Quarter 2012 Results”, dated February 6, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: February 6, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. Reports 4Q2012 Financial Results

Issued by: AU Optronics Corp.
Issued on: February 6, 2013

Hsinchu, Taiwan, February 6, 2013 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited earnings results for the fourth quarter of 2012(1).

Consolidated revenue in the fourth quarter of 2012 was NT$99,400 million (US$3,422 million) (2), down 3.3% from the previous quarter. Gross profit was NT$2,822 million (US$97 million), with the gross margin of 2.8%. Operating loss was NT$4,762 million (US$164 million), with the operating margin of -4.8%. AUO’s net loss for the fourth quarter of 2012 was NT$13,172 million (US$453 million). Net loss attributable to equity holders of the parent company was NT$12,463 million (US$429 million), or a basic EPS of -NT$1. 41 (-US$0.49 per ADR).

4Q2012 Result Highlights

AUO’s unaudited consolidated results for the fourth quarter of 2012 were highlighted as below:

•	Revenue was NT$99,400 million, down 3.3% quarter-over-quarter
•	Net loss was NT$13,172 million
•	Basic EPS was -NT$1. 41
•	Gross margin was 2.8%
•	Operating margin was -4.8%
•	EBITDA (3) margin was 12.7%

In the fourth quarter of 2012, shipments for AUO's large-sized panel shipments reached around 31.0 million units, down by 6.7% quarter-over-quarter. Shipments for small and medium-sized panels were around 37.6 million units, down 10.8% quarter-over-quarter.

Looking back to the fourth quarter of 2012, the Company’s loss came mainly from non-operating items, which include:

(1) Asset impairment losses: The Company conducted asset impairment tests at the end of the year in accordance with the accounting principles, and aggregately recognized approximately NT$4.3 billion of asset impairment losses this quarter. However, these asset impairment losses were non-cash losses, and therefore would not create any impacts to the Company’s operating cash flows.

(2) Anti-trust cases: The Company proactively resolved certain antitrust related civil cases this quarter, and so recognized a total of approximately NT$3.3 billion for anti-trust related expenses and losses.

With the recognition of these non-operating losses, it is hoped that these efforts could help mitigate the possible impacts and uncertainties of the relevant matters on the Company’s future earnings.

As for the core operations, the Company’s gross margin has turned positive, while its operating losses also came down significantly compared with the previous quarter. Among these, the display industry has been gradually recovering, and so driven by the TV panels, the Company’s utilization rates and shipment area both improved at a steady pace. Through the continuous platform simplification and the operational restructuring by management team, the Company also effectively enhanced the product mix and production efficiency in the fourth quarter. As a result, these efforts have made the Company’s EBITDA margin of the display segment improve to 13.5%. With regard to the solar business, after proactively adjusting its operational scale and controlling the expenses, the Company’s operating losses for the solar segment also reduced considerably.

Looking forward to 2013, the new technologies that the Company has cultivated for a long time are getting ready, and in particular, the operations for high-end products in small-and-mid sizes are expected to return to the track. With more top-tier brands added to the customer base of small-and-mid sized business, it is hoped that the Company has chances to gain more market shares. In addition, with the trend that display industry is moving to the device with higher resolution and large screens, the industry supply and demand is expected to become healthier. AUO will continue to focus on its core competence and strengthen our portfolio of the high-end products, aiming to maximize the capacity value and enhance the Company’s operating performance.

(1) All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”).
(2) Amounts converted by an exchange rate of NTD29.05:USD1 based on Federal Reserve Bank of New York, USA as of December 31, 2012.
(3) EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

#                      #                      #

ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 71 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for three consecutive years from 2010 to 2012. AUO generated NT$378.5 billion (US$ 13.03 billion) in sales revenue in 2012. For more information, please visit AUO.com.

* 2012 year end revenue converted at an exchange rate of NTD29.05 : USD 1.

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on April 27th, 2012.

For more information, please contact:
Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

Item 2

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
December 31, 2012 and 2011
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2012			December 31, 2011		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,665	77,426	14.3	90,837	14.8	(13,411)	(14.8)
Notes & Accounts Receivables	1,468	42,640	7.9	51,723	8.4	(9,083)	(17.6)
Other Current Financial Assets	56	1,639	0.3	1,366	0.2	273	20.0
Inventories	1,466	42,586	7.9	47,882	7.8	(5,296)	(11.1)
Other Current Assets	394	11,446	2.1	10,867	1.8	579	5.3
Total Current Assets	6,049	175,736	32.6	202,674	33.1	(26,938)	(13.3)
Long-term Investments	530	15,389	2.9	17,842	2.9	(2,453)	(13.8)
Fixed Assets	32,122	933,156	172.9	931,103	151.9	2,054	0.2
Less: Accumulated Depreciation & Impairment	(21,314)	(619,164)	(114.7)	(572,624)	(93.4)	(46,540)	8.1
Net Fixed Assets	10,809	313,993	58.2	358,479	58.5	(44,486)	(12.4)
Other Assets	1,194	34,685	6.4	33,783	5.5	902	2.7
Total Assets	18,582	539,803	100.0	612,778	100.0	(72,976)	(11.9)
LIABILITIES
Short-term Borrowings	297	8,620	1.6	7,851	1.3	769	9.8
Accounts Payable	2,808	81,587	15.1	82,867	13.5	(1,280)	(1.5)
Current Installments of Long-term Borrowings	1,566	45,491	8.4	46,433	7.6	(942)	(2.0)
Current Financial Liabilities	28	804	0.1	18	0.0	786	4488.2
Accrued Expense & Other Current Liabilities	1,394	40,496	7.5	47,295	7.7	(6,800)	(14.4)
Machinery and Equipment Payable	502	14,598	2.7	18,762	3.1	(4,164)	(22.2)
Total Current Liabilities	6,595	191,594	35.5	203,225	33.2	(11,631)	(5.7)
Long-term Borrowings	5,075	147,418	27.3	156,089	25.5	(8,671)	(5.6)
Bonds Payable	743	21,598	4.0	21,787	3.6	(189)	(0.9)
Non Current Financial Liabilities	4	113	0.0	375	0.1	(262)	(70.0)
Other Long-term Liabilities	545	15,844	2.9	10,026	1.6	5,818	58.0
Total Long-term Liabilities	6,367	184,973	34.3	188,276	30.7	(3,304)	(1.8)
Total Liabilities	12,963	376,567	69.8	391,501	63.9	(14,934)	(3.8)
SHAREHOLDERS' EQUITY
Common Stock	3,039	88,270	16.4	88,270	14.4	0	0.0
Capital Surplus	3,938	114,384	21.2	117,709	19.2	(3,325)	(2.8)
Retained Earnings	(1,880)	(54,615)	(10.1)	(2,472)	(0.4)	(52,142)	2108.9
Cumulative Translation Adjustments	38	1,102	0.2	2,022	0.3	(920)	(45.5)
Unrealized Loss on Financial Products	0	11	0.0	(139)	0.0	149	－
Net loss not recognized as pension cost	(0)	(2)	0.0	(1)	0.0	(1)	46.9
Minority Interest	485	14,085	2.6	15,888	2.6	(1,804)	(11.4)
Total Shareholders' Equity	5,619	163,235	30.2	221,277	36.1	(58,041)	(26.2)
Total Liabilities & Shareholders' Equity	18,582	539,803	100.0	612,778	100.0	(72,976)	(11.9)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD  29.05 per USD as of December 31, 2012

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2012 and 2011 and September 30, 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2012		% of	4Q 2011	YoY	4Q 2012		% of	3Q 2012	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,422	99,400	100.0	89,505	11.1	3,422	99,400	100.0	102,781	(3.3)
Cost of Goods Sold	3,325	96,578	97.2	99,798	(3.2)	3,325	96,578	97.2	104,642	(7.7)
Gross Profit (Loss)	97	2,822	2.8	(10,293)	－	97	2,822	2.8	(1,862)	－
Operating Expenses	261	7,584	7.6	7,201	5.3	261	7,584	7.6	7,285	4.1
Operating Loss	(164)	(4,762)	(4.8)	(17,494)	(72.8)	(164)	(4,762)	(4.8)	(9,147)	(47.9)
Net Non-Operating Expense	(286)	(8,318)	(8.4)	(4,547)	82.9	(286)	(8,318)	(8.4)	(7,173)	16.0
Loss before Income Tax	(450)	(13,080)	(13.2)	(22,041)	(40.7)	(450)	(13,080)	(13.2)	(16,319)	(19.9)
Income Tax Benefit (Expense)	(3)	(92)	(0.1)	1,055	－	(3)	(92)	(0.1)	(160)	(42.6)
Net Loss	(453)	(13,172)	(13.3)	(20,986)	(37.2)	(453)	(13,172)	(13.3)	(16,479)	(20.1)
Attributable to:
Equity Holders of The Parent Company	(429)	(12,463)	(12.5)	(20,675)	(39.7)	(429)	(12,463)	(12.5)	(16,275)	(23.4)
Minority Interest	(24)	(709)	(0.7)	(311)	128.0	(24)	(709)	(0.7)	(204)	246.9
Net Loss	(453)	(13,172)	(13.3)	(20,986)	(37.2)	(453)	(13,172)	(13.3)	(16,479)	(20.1)
Basic Earnings Per Share	(0.05)	(1.41)		(2.34)		(0.05)	(1.41)		(1.84)
Basic Earnings Per ADR(3)	(0.49)	(14.12)		(23.42)		(0.49)	(14.12)		(18.44)
Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2)  Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.05 per USD as of December 31, 2012
(3)  1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Year Ended December 31, 2012 and 2011
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison
	2012		% of	2011	YoY
	USD	NTD	Sales	NTD	Chg %
Net Sales	13,028	378,471	100.0	379,712	(0.3)
Cost of Goods Sold	13,327	387,146	102.3	407,899	(5.1)
Gross Loss	(299)	(8,675)	(2.3)	(28,187)	(69.2)
Operating Expenses	1,005	29,190	7.7	29,471	(1.0)
Operating Loss	(1,303)	(37,865)	(10.0)	(57,659)	(34.3)
Net Non-Operating Expenses	(599)	(17,406)	(4.6)	(7,994)	117.7
Loss before Income Tax	(1,903)	(55,271)	(14.6)	(65,652)	(15.8)
Income Tax Benefit (Expense)	(22)	(636)	(0.2)	4,205	－
Net Loss	(1,925)	(55,907)	(14.8)	(61,447)	(9.0)
Attributable to:
Equity Holders of The Parent Company	(1,880)	(54,615)	(14.4)	(61,264)	(10.9)
Minority Interest	(44)	(1,292)	(0.3)	(183)	605.3
Net Loss	(1,925)	(55,907)	(14.8)	(61,447)	(9.0)
Basic Earnings Per Share	(0.21)	(6.19)		(6.94)
Basic Earnings Per ADR(3)	(2.13)	(61.87)		(69.40)
Weighted-Average Shares Outstanding ('M)		8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2)  Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.05 per USD as of December 31, 2012
(3)  1 ADR equals 10 common shares

AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended December 31, 2012 and 2011
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2012		2011
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Loss	(1,925)	(55,907)	(61,447)
Depreciation & Amortization	2,602	75,587	88,752
Investment Loss(Gain) under Equity Method	(12)	(347)	64
Changes in Working Capital	448	13,020	(11,913)
Changes in Others	116	3,361	(941)
Net Cash Provided by Operating Activities	1,229	35,713	14,515
Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	12	357	155
Acquisition of Property, Plant and Equipment	(1,484)	(43,104)	(56,920)
Proceeds from Disposal of Property, Plant and Equipment	3	82	51
Increase in Long-term Investments and Purchase of Financial assets carried at cost	(8)	(240)	(2,497)
Proceeds from Disposal of Long-term Investments	18	524	3,936
Decrease(Increase) in Restricted Cash in Banks	(8)	(232)	4
Increase in Deferred Assets and Intangible Assets	(26)	(753)	(2,420)
Decrease(Increase) in Other Assets	5	136	(138)
Net Cash Used in Investing Activities	(1,488)	(43,230)	(57,829)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(20)	(580)	3,105
Increase(Decrease) in Guarantee Deposits	(1)	(24)	915
Increase(Decrease) in Long-term Borrowings and Bonds Payable	(151)	(4,393)	41,993
Cash Dividends	0	0	(3,531)
Change in Minority Interest	(33)	(968)	3,354
Net Cash Provided(Used) by Financing Activities	(205)	(5,965)	45,836
Effect of Exchange Rate Changes on Cash	2	71	(1,184)
Net Increase(Decrease) in Cash and Cash Equivalents	(462)	(13,411)	1,338
Cash and Cash Equivalents at Beginning of Period	3,127	90,837	89,498
Cash and Cash Equivalents at End of Period	2,665	77,426	90,837

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.05 per USD as of December 31, 2012

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
December 31, 2012 and 2011
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	December 31, 2012			December 31, 2011		YoY
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	1,657	48,145	10.7	54,825	10.7	(6,680)	(12.2)
Notes & Accounts Receivables	1,408	40,907	9.1	46,723	9.1	(5,815)	(12.4)
Other Current Financial Assets	33	953	0.2	1,204	0.2	(251)	(20.8)
Inventories	1,134	32,947	7.3	35,943	7.0	(2,996)	(8.3)
Other Current Assets	268	7,773	1.7	8,468	1.6	(695)	(8.2)
Total Current Assets	4,500	130,725	29.2	147,162	28.7	(16,437)	(11.2)
Long-term Investments	2,389	69,403	15.5	76,818	15.0	(7,414)	(9.7)
Fixed Assets	24,791	720,185	160.6	726,373	141.5	(6,188)	(0.9)
Less: Accumulated Depreciation	(17,314)	(502,957)	(112.2)	(466,561)	(90.9)	(36,397)	7.8
Net Fixed Assets	7,478	217,227	48.4	259,812	50.6	(42,585)	(16.4)
Other Assets	1,069	31,058	6.9	29,622	5.8	1,436	4.8
Total Assets	15,436	448,414	100.0	513,414	100.0	(65,000)	(12.7)
LIABILITIES
Short-term Borrowings	120	3,500	0.8	4,400	0.9	(900)	(20.5)
Accounts Payable	2,742	79,652	17.8	81,757	15.9	(2,105)	(2.6)
Current Installments of Long-term Borrowings	1,317	38,255	8.5	42,678	8.3	(4,423)	(10.4)
Current Financial Liabilities	20	579	0.1	1	0.0	578	87947.2
Accrued Expense & Other Current Liabilities	1,054	30,622	6.8	30,724	6.0	(102)	(0.3)
Machinery and Equipment Payable	300	8,725	1.9	12,177	2.4	(3,452)	(28.3)
Total Current Liabilities	5,554	161,333	36.0	171,737	33.5	(10,404)	(6.1)
Long-term Borrowings	3,669	106,586	23.8	111,841	21.8	(5,255)	(4.7)
Bonds Payable	743	21,598	4.8	21,787	4.2	(189)	(0.9)
Non Current Financial Liabilities	2	59	0.0	193	0.0	(135)	(69.7)
Other Long-term Liabilities	333	9,688	2.2	2,467	0.5	7,221	292.7
Total Long-term Liabilities	4,748	137,931	30.8	136,288	26.5	1,643	1.2
Total Liabilities	10,302	299,263	66.7	308,025	60.0	(8,762)	(2.8)
SHAREHOLDERS' EQUITY
Common Stock	3,039	88,270	19.7	88,270	17.2	0	0.0
Capital Surplus	3,938	114,384	25.5	117,709	22.9	(3,325)	(2.8)
Retained Earnings	(1,880)	(54,615)	(12.2)	(2,472)	(0.5)	(52,142)	2108.9
Cumulative Translation Adjustments	38	1,102	0.2	2,022	0.4	(920)	(45.5)
Unrealized Loss on Financial Products	0	11	0.0	(139)	0.0	149	－
Net loss not recognized as pension cost	(0)	(2)	0.0	(1)	0.0	(1)	46.9
Total Shareholders' Equity	5,134	149,151	33.3	205,389	40.0	(56,238)	(27.4)
Total Liabilities & Shareholders' Equity	15,436	448,414	100.0	513,414	100.0	(65,000)	(12.7)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.05 per USD as of December 31, 2012

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended December 31, 2012 and 2011 and September 30, 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	4Q 2012		% of	4Q 2011	YoY	4Q 2012		% of	3Q 2012	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,276	95,168	100.0	84,239	13.0	3,276	95,168	100.0	98,501	(3.4)
Cost of Goods Sold	3,220	93,546	98.3	94,616	(1.1)	3,220	93,546	98.3	99,843	(6.3)
Gross Profit (Loss)	56	1,621	1.7	(10,377)	－	56	1,621	1.7	(1,341)	－
Operating Expenses	209	6,082	6.4	5,687	6.9	209	6,082	6.4	5,761	5.6
Operating Loss	(154)	(4,460)	(4.7)	(16,063)	(72.2)	(154)	(4,460)	(4.7)	(7,103)	(37.2)
Net Non-Operating Expenses	(277)	(8,049)	(8.5)	(5,796)	38.9	(277)	(8,049)	(8.5)	(9,172)	(12.2)
Loss before Income Tax	(431)	(12,509)	(13.1)	(21,860)	(42.8)	(431)	(12,509)	(13.1)	(16,275)	(23.1)
Income Tax Benefit	2	47	0.0	1,184	(96.0)	2	47	0.0	0	0.0
Net Loss	(429)	(12,463)	(13.1)	(20,675)	(39.7)	(429)	(12,463)	(13.1)	(16,275)	(23.4)
Basic Earnings Per Share	(0.05)	(1.41)		(2.34)		(0.05)	(1.41)		(1.84)
Basic Earnings Per ADR(3)	(0.49)	(14.12)		(23.42)		(0.49)	(14.12)		(18.44)
Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note: (1)Unaudited, prepared by AUO based on ROC GAAP
(2)  Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.05 per USD as of December 31, 2012
(3)  1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOW
For the Period Ended December 31, 2012 and 2011
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	2012		2011
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Loss	(1,880)	(54,615)	(61,264)
Depreciation & Amortization	2,027	58,878	73,629
Investment Loss under Equity Method	287	8,347	5,241
Changes in Working Capital	535	15,534	(9,011)
Changes in Others	(4)	(125)	(149)
Net Cash Provided by Operating Activities	964	28,018	8,446
Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(653)	(18,976)	(30,946)
Proceeds from Disposal of Property, Plant and Equipment	6	163	309
Increase in Long-term Investments	(253)	(7,344)	(11,252)
Proceeds from Disposal of Long-term Investments	101	2,940	4,795
Decrease in Restricted Cash in Banks	0	2	19
Increase in Deferred Assets and Intangible Assets	(24)	(697)	(2,420)
Decrease(Increase) in Other Assets	0	4	(126)
Net Cash Used in Investing Activities	(823)	(23,909)	(39,622)
Cash Flow from Financing Activities:
Increase(Decrease) in Short-term Borrowings	(31)	(900)	4,400
Increase(Decrease) in Guarantee Deposits	(0)	(0)	760
Increase(Decrease) in Long-term Borrowings and Bonds Payable	(333)	(9,678)	32,388
Cash Dividends	0	0	(3,531)
Net Cash Provided(Used) by Financing Activities	(364)	(10,578)	34,018
Effect of Exchange Rate Changes on Cash	(7)	(212)	(476)
Net Increase(Decrease) in Cash and Cash Equivalents	(230)	(6,680)	2,365
Cash and Cash Equivalents at Beginning of Period	1,887	54,825	52,460
Cash and Cash Equivalents at End of Period	1,657	48,145	54,825

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.05 per USD as of December 31, 2012